Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: May 5, 2015

Set forth below is the transcript from Wisconsin Energy Corporation’s first quarter 2015 earnings call.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT WEC - Q1 2015 Wisconsin Energy Corp Earnings Call EVENT DATE/TIME: MAY 05, 2015 / 6:00PM GMT OVERVIEW: Co. reported 1Q15 net income of $195.8m or EPS $0.86. Expects 2015 standalone adjusted EPS to be $2.67-2.77 and 2Q15 adjusted EPS to be $0.54-0.56. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Colleen Henderson Wisconsin Energy Corporation - Manager, Strategic Planning & IR Gale Klappa Wisconsin Energy Corporation - Chairman & CEO Pat Keyes Wisconsin Energy Corporation - EVP & CFO Allen Leverett Wisconsin Energy Corporation - President Scott Lauber Wisconsin Energy Corporation - VP & Treasurer C O N F E R E N C E C A L L P A R T I C I P A N T S Greg Gordon Evercore ISI - Analyst Julien Dumoulin-Smith UBS Securities - Analyst Steven Fleischman Wolfe Research - Analyst Brian Russo Ladenburg Thalmann - Analyst Paul Ridzon KeyBanc Capital Markets - Analyst Caroline Bone Deutsche Bank - Analyst Michael Lapides Goldman Sachs - Analyst Paul Patterson Glenrock Associates - Analyst P R E S E N T A T I O N Colleen Henderson - Wisconsin Energy Corporation - Manager, Strategic Planning & IR Good afternoon, ladies and gentlemen, thank you for waiting and welcome to Wisconsin Energy's conference call to review 2015 first-quarter results. This call is being recorded for rebroadcast and all participants are in a listen only mode at this time. Before the conference call begins I will read the forward-looking language. All statements in this presentation other than historical facts are forward-looking statements that involve risks and uncertainties which are subject to change at any time. Such statements are based on management's expectations at the time they are made. In addition to the assumptions and other factors referred to in connection with the statements, factors described in the Company's latest Form 10-K and subsequent reports filed with the Securities and Exchange Commission could cause actual results to differ materially from those contemplated. During the discussions referenced earnings per share will be based on diluted earnings per share unless otherwise noted. After the presentation the conference will be open to analysts for questions and answers. In conjunction with this call Wisconsin energy has posted on its website a package of detailed financial information at wisconsinenergy.com. A replay of our remarks will be available later today. And now it is my pleasure to introduce Mr. Gale Klappa, Chairman of the Board and Chief Executive Officer of Wisconsin Energy Corporation. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Colleen, thank you. Good afternoon, everyone, and thanks for joining us as we review our 2015 first-quarter results. Let me begin as always by introducing the members of the Wisconsin Energy management team who are here with me today. We have Allen Leverett, President of Wisconsin Energy and CEO of our Generation Group; Pat Keyes, our Chief Financial Officer; Susan Martin, General Counsel; Steve Dickson, Controller; and Scott Lauber, our Treasurer. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Pat will review our financial results in detail in just a moment. But as you saw from our news release this morning, we reported adjusted earnings of $0.90 a share for the first quarter of 2015. This compares with earnings of $0.91 a share for the first quarter last year. Our adjusted earnings exclude expenses of $0.04 a share related to our acquisition of Integrys Energy Group. Well, the story of the first quarter was our cold winter weather. Though not nearly as extreme as the weather that gripped our region last year, temperatures were almost 12% colder than normal, driving strong customer demand for natural gas. In fact during February we delivered more natural gas to our retail customers than during any other February in our history, exceeding last year's record by 5.5%. I'm also pleased to report that our natural gas distribution networkperformed exceptionally well, underscoring the benefit to customers of our Deliver the Future program. You may recall that as part of Deliver the Future we are accelerating the replacement of older natural gas distribution lines, the lines that are most susceptible to stress during severe weather. Turning now to the state of the economy, the Wisconsin unemployment rate fell to 4.6% in March, that's the state's lowest unemployment rate since 2008 and is nearly a full percentage point better than the national average of 5.5%. Wisconsin added more than 48,000 private sector jobs between March 2014 and March 2015. And as the economy continued to improve, deliveries of electricity to our large commercial and industrial customers improved as well, rising by 6/10s of 1% in the first quarter. Sectors that showed particular strength included plastics, printing and food processing. In addition, we continue to see an uptick in customer growth across our system. Through early May new electric service connections are up almost 19% and new natural gas installations are up nearly 14% compared to the same time period last year. Now later in my remarks I will update you on other developments in our core business and the important construction projects we have underway. But first I would like to discuss our progress in obtaining regulatory approvals for the acquisition of Integrys. To refresh your memory, on June 23 last year we announced plans to acquire Integrys in a cash and stock transaction. Our analysis shows that combining the two companies to form the WEC Energy Group meets or exceeds all three criteria that we use to evaluate potential acquisition opportunities. First, we believe the acquisition will be accretive to earnings per share in the first full calendar year after closing, of course that would be 2016. Second, we believe it will be largely credit neutral. And finally, we believe the long-term growth rate will be at least equal to Wisconsin Energy's standalone growth rate. We expect the combined Company will grow earnings per share at 5% to 7% per year, faster than either of us is projecting on a standalone basis with more than 99% of those earnings coming from regulated businesses. Our customers will benefit from the operational efficiency that comes with increased scale and geographic proximity. And over time we will enhance the operations of the seven utilities that will be part of our Company by incorporating best practices system wide. We believe that customers could actually see as much as $1 billion of savings over the next 10 years through a combination of lower capital and operating costs in Wisconsin. In addition, Integrys today, as you may recall, owns a 34.1% interest in American Transmission Company. Wisconsin Energy owns 26.2%. That means the combined entity will have a 60% stake in one of the largest independent transmission companies in the United States. ATC has a 10-year capital investment plan to bolster electric reliability in our region that calls for an investment of $3.3 billion to $3.9 billion by the year 2023. We believe it is a solid plan and we welcome the opportunity to increase our commitment to the transmission business. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

So where do we stand in getting the regulatory approvals for our acquisition of Integrys? Again, to refresh your memory, the proposed acquisition was approved by Wisconsin Energy and Integrys shareholders last November. In addition, the US Department of Justice completed its review under the Hart-Scott-Rodino Act in October of last year with no further action required by the Company. Just a few weeks ago on April 7 the Federal Energy Regulatory Commission found the transaction to be in the public interest and issued an order with no conditions other than those we proposed. Then on April 13, the Federal Communications Commission approved the transfer of certain communication licenses. So all federal approvals for the transaction are now complete. Turning to the state proceedings, the Michigan Commission issued its approval on April 23. And the Wisconsin Commission voted to approve the transaction at its open meeting on April 30, determining the transaction to be in the best interest of utility customers, stockholders and the public. The Wisconsin Commission applied several conditions to its approval including a requirement that we share with customers for a three-year period beginning in 2016 any earnings at Wisconsin Electric and Wisconsin Gas that are above our allowed rates of return. In addition, Wisconsin Public Service, the Integrys utility based in Green Bay, will not be allowed to build a new natural gas-fired generating unit unless a study of the joint needs of all our companies determines a need for new capacity. We expect to receive a final written order from the Wisconsin Commission by the end of May. In Minnesota the Commission there is expected to review our application during May and the schedule for the Illinois Commerce Commission calls for a decision no later than July 6. In summary, we're making excellent progress on all regulatory fronts and we anticipate closing the transaction now by the end of this summer. Now before we discuss the status of our ongoing construction projects, I'd also like to take just a moment to follow up on the settlement agreement in Michigan. As we discussed during our previous calls, we've been working toward a long-term electric reliability solution for the Upper Peninsula in Michigan. In cooperation with the Michigan Governor, the Michigan Attorney General the Michigan Commission staff and the iron ore mines, we reached an agreement on March 12 that replaced the original arrangement we had announced in January. The revised agreement includes the following important elements. First Wisconsin Electric will retain ownership of the Presque Isle power plant and our current electric distribution assets. The iron ore mines have entered into long-term contracts to purchase power from Wisconsin Electric. Wisconsin Energy then expressed a willingness, if requested, to invest in a new generating plant in the Upper Peninsula and/or purchase power from the new facility. This will allow for the eventual retirement of the Presque Isle plant. And finally, Wisconsin Energy would potentially create a separate Michigan only utility. If formed, our electric customers residing in the Upper Peninsula of Michigan would become part of this utility and the utility would be a subsidiary of Wisconsin Energy. So overall we are very pleased with this result. And now turning to recent developments in our core business. As you may recall, last July we received the final written order from the Wisconsin Commission approving our request to build and operate a new natural gas lateral which will span an 85 mile route through Western and Central Wisconsin. The project will address natural gas reliability concerns in that region of the state. It will also help meet the demand being driven by customers converting from propane to natural gas and demand from the sand mining industry. The Commission's approval also includes franchise awards for 10 communities along the route and authorizes us to begin delivering natural gas within the borders of those communities. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

We began work last October on portions of the downstream facilities. Two of the three branch lines were installed by mid-November. Construction of the third branch line began in January and is now nearing completion. Route clearing for the final large diameter lateral is now complete. Construction on the regulator stations is on schedule and 100% of the large diameter steel pipe has been delivered to our work yards. We are on time, we are on budget and we expect to complete the project in the fourth quarter of this year at a projected cost of $175 million to $185 million excluding allowance for funds used during construction. On the generation side of our business you will recall that we are converting the fuel source for our Valley Power Plant from coal to natural gas. The two unit Valley plant is a cogeneration facility located along the Menomonee River near downtown Milwaukee. Valley generates electricity for the grid, produces steam for more than 400 customers in the downtown Milwaukee business center, and also provides important voltage support for the electric network. The Valley conversion project achieved another milestone on April 10. That is when Unit 2 started its coal to gas conversion outage and the Valley Power Plant stopped burning coal after more than 46 years. Unit 2 should be completed by early fall, in time for the next heating season. Unit 1 of course achieved commercial operation burning natural gas last November. Overall the Valley project is more than 70% complete. We expect the total cost to range between $65 million and $70 million, again excluding allowance for funds used during construction. Converting Valley to natural gas will reduce our operating costs and enhance the environmental performance of the units. We expect the electric capacity of the plant to remain at 280 megawatts. Now I'd like to touch on the upgrade of our Twin Falls hydroelectric plant. Located on the border of Wisconsin and Michigan's Upper Peninsula, Twin Falls was built back in the day in 1912 and it's one of 13 hydroelectric plants on our system. Construction began in late 2013 to build a new powerhouse and add spillway capacity to meet current federal standards. Construction activities have now resumed at Twin Falls after a planned break for the winter. We continue to make good progress on all the major construction work. The upstream coffer dam is finished, and rock excavation is roughly 90% complete. Overall the project is on time and on budget with approximately 42% of the work now finished. We will begin physical construction of the new powerhouse later this spring. We expect to achieve commercial operation in the summer of 2016. We are forecasting the total investment at $60 million to $65 million again excluding allowance for funds used during construction. Also, we continue to make excellent progress on our initiative to improve fuel flexibility at our Oak Creek expansion units. As you recall, these units were initially permitted to burn bituminous coal. However, given the current cost differential between bituminous coal and Powder River basin coal, blending the two types of fuel could save our customers between $25 million and $50 million a year depending upon the blend. So after receiving the necessary environmental approvals, we began making changes to the boilers and testing various blends of bituminous and PRB coal at the plant. We've actually conducted limited testing on Unit 2 at levels of up to 100% PRB. Although the testing has gone very well, there are operational issues that need to be addressed and equipment that must be modified. So last July we filed a request with the Wisconsin Commission to approve additional capital spending to modify the plant. Our share of that investment would be $21 million. If approved the modifications are expected to support sustained operation at up to 60% PRB and allow us to continue testing blends of up to 100% PRB. We also need space and equipment to handle additional coal inventory on the site. As a result we filed a request with the Wisconsin Commission last October for an expanded coal storage facility and additional handling equipment. Our share of the estimated capital cost for this project is $58 million. We hope to receive Commission approval for both of these initiatives this summer. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Looking forward we continue to see significant investment opportunities in our existing core business as we upgrade our aging distribution networks and focus on delivering the future. Our capital budget calls for spending $3.3 billion to $3.5 billion over the five-year period 2015 through 2019. Our rolling 10-year capital budget calls for investing between $6.6 billion and $7.2 billion over the period 2015 through 2024. Turning now to our dividend policy. Our current standalone policy targets a dividend payout ratio trending to 65% to 70% of earnings in 2017. The policy that is more competitive with our peers across the regulated utility sector. At the closing of the Integrys acquisition we expect to increase the dividend for Wisconsin Energy stockholders by 7% to 8% to achieve parity with the Integrys shareholders. Going forward the payout target for the combined Company is projected to be 65% to 70% of earnings. In conclusion, we are off to a strong start both financially and operationally in 2015 and we are pleased with the progress we have made as we work to finalize our acquisition of Integrys. And now for more details on our first quarter here is our Chief Financial Officer, Pat Keyes. Pat? Pat Keyes - Wisconsin Energy Corporation - EVP & CFO Thank you, Gale. As Gale mentioned, our 2015 first-quarter adjusted earnings were $0.90 a share compared with $0.91 a share for the corresponding quarter in 2014. Consistent with past practice, I will discuss operating income for our two business segments and then discuss other income, interest expense and income taxes. Our consolidated operating income for the first quarter was $358.8 million as compared to $381.8 million in 2014, that is a decrease of $23 million. Starting with the Utility Energy segment, you will see that operating income in the first quarter totaled $276.5 million for 2015, a decrease of $16.2 million from the first quarter of 2014. On the favorable side we estimate that our operating income increased by $14.7 million because of the impacts of the 2015 rate case. On the downside, we estimate that our gas and electric margins decreased by $20.6 million because of the weather. As Gale mentioned earlier, the first quarter of 2015 was cold. Our heating degree days were up almost 12% as compared to normal. However, heating degree days last year were 24% higher than normal due to the polar vortex. In addition, our depreciation expense increased by $4.3 million due to additional capital placed into service. Operating income in the nonutility segment was up $1.4 million when compared to 2014. This increase reflects additional investment at our Power the Future plants. Our corporate and other segment showed an operating loss of $9.3 million this quarter as compared to $1.1 million loss in the first quarter of 2014. This increase is directly driven by costs associated with the acquisition. Taking the changes for these segments together we arrive at the $23 million decline in operating income. During the first quarter earnings from our investment in the American Transmission Company totaled $16.1 million, a slight decline from the same period last year. This decline was in line with our expectations and is directly related to an anticipated reduction in authorized returns for transmission companies. Our other income net increased by $1.9 million largely because of higher AFUDC. AFUDC increased primarily because of our gas expansion project in Western Wisconsin. Our net interest expense decreased by $2.6 million primarily because of lower long-term interest rates. Last year we replaced maturing debt with new debt at lower rates. Consolidated income tax expense fell by $7.9 million because of lower pretax earnings. Our effective income tax rate was in line with the prior year. We expect our annual effective tax rate for 2015 to be between 37% and 38%. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Combining all of these items brings you to $195.8 million of net income for the first quarter of 2015 or earnings of $0.86 per share. Our adjusted earnings, which exclude $0.04 of acquisition-related costs, were $0.90 per share. During the first quarter of 2015 our operating cash flows totaled $329.7 million which is $55.4 million less than 2014. In January we contributed $100 million to our pension trust, which reduced operating cash flows. No contributions were made in 2014. Our capital expenditures totaled $149.5 million in the first quarter, a $20.3 million increase compared to 2014. The largest increase was related to the gas expansion project in Western Wisconsin. Our adjusted debt to capital ratio was 50.6% at the end of March. Our calculation treats half of our hybrid securities as common equity, which is consistent with past presentations. We are using cash to satisfy any shares required for our 401(k) plan, options and other programs. Going forward we do not expect to issue any additional shares except of course for those shares in connection with the acquisition of Integrys. We also paid $95.3 million in common dividends in the first quarter of 2015, an increase of $7.2 million over the first quarter last year. Weather normalized retail deliveries of electricity fell by 7/10s of a percent in the first quarter of 2015 as compared to the first quarter of 2014. Actual first-quarter deliveries fell by 2.4%. Looking at the individual customer segments, we saw weather normalized residential deliveries drop by 3.1%. Actual residential deliveries fell 7.1%. Across our small commercial industrial group, weather normal, quarterly deliveries were flat with last year. Actual deliveries fell by 1.2%. In the large commercial industrial segment deliveries for the first quarter of 2015 were up by 6/10 of a percent. If you exclude the iron ore mines, large commercial and industrial deliveries fell by 5/10 of a percent. Our first-quarter weather normalized retail gas deliveries, excluding gas used for power generation, improved by 2.2% compared to the same period in 2014. Our actual gas deliveries, again excluding gas used for power generation, were down 6.8% compared to the polar vortex driven gas sales in last year's first quarter. Our overall results for gas and electric sales in the first quarter are in line with our expectations for the year. Turning now to our earnings forecast. We are reaffirming our 2015 standalone adjusted guidance of $2.67 a share to $2.77 a share. We're off to a strong start but we still have nine more months of weather ahead of us. Again, we are reaffirming our standalone adjusted guidance of $2.67 a share to $2.77 a share. Finally, let's take a look at second-quarter guidance. Last year's second-quarter adjusted earnings were $0.59 a share, which excludes a penny a share related to our acquisition of Integrys. Last year's second-quarter earnings were buoyed byfavorable O&M costs and lower benefits costs. This year our maintenance schedule calls for more work in the second quarter than we performed last year. In addition, our April weather this year was much milder than last year. Taking these factors into account we expect our second-quarter 2015 adjusted earnings to be in a range of $0.54 to $0.56 a share, that assumes normal weather for the rest of the quarter and excludes transaction-related costs. Once again our second-quarter 2015 adjusted guidance is $0.54 to $0.56 a share. And with that I will turn things back to Gale. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Thanks much, Pat. Overall we are solidly on track and focused on delivering value for our customers and our stockholders. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions). Greg Gordon, Evercore ISI. Greg Gordon - Evercore ISI - Analyst I have two questions. The first one is how do you feel about the Packers draft? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Well, my summation of that is the Jets still suck. Greg Gordon - Evercore ISI - Analyst Fair enough. Fair enough. Probably true. Can you talk about the sales growth in the first quarter in the context of you still feeling like you are on track for the year? I know -- because the residential weather normal demand was down 3.1%. Is that just sort of maybe a statistical issue or do you expect that to reverse later in the year? That is my main question. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO No, good question, Greg. The short answer is, yes, I do think that the first-quarter residential weather normal numbers are a statistical anomaly. You have heard me say this before, but the weather normalization techniques that are available to companies like ours, they simply break down when you get two to three standard deviations off the norm. And last year with the polar vortex, particularly as it hit the Midwest and Wisconsin, I mean we were way, way off the norm. So I honestly don't put much stock in the weather normal numbers for the first quarter. On the other hand, if you look at our large commercial and industrial segment, which is far less weather sensitive, you saw an uptick of 6/10 of 1% even compared to the polar vortex numbers of a year ago. So as we have looked at this and, believe me, we have analyzed this about 14 ways to Sunday, our bottom-line conclusion is we are on track overall for what we expected for the year and we weren't expecting, as you know, a significant uptick in kilowatt hoursales. So we feel pretty good about where we stand. And again, I would take with a grain of salt the weather normal numbers when you compare it to such an extraordinary period a year ago. Hope that helps, Greg. Greg Gordon - Evercore ISI - Analyst Yes, thank you very much. When you talk to your industrial and commercial customers about their planned economic activity for the next 12 months, I know you do a lot of economic development and you stay very close to those customers. What is the tenor of their mood about capital investment, hiring and the outlook? 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO I would say, and let me answer that in two ways. From the standpoint of commercial development, downtown office towers, retail centers being developed, we are seeing more commercial development than I think we've seen in the entire decade that I've been in this region. So our commercial customers I would say are showing just very solid optimism. Our industrial customers are, I would say, much more cautiously optimistic. Nothing that would show huge growth, but on the other hand I would say steady as she goes from the general input we are getting from our industrial customers. And then of course we should see an interesting development in the second quarter. You may recall me mentioning that Amazon has built a 1 million square foot -- it is huge -- a 1 million square foot distribution center south of Milwaukee and north of the Illinois line. That construction is complete, they are hiring and we should see that 1 million square foot facility and a lot of ancillary development opening this summer. Greg Gordon - Evercore ISI - Analyst Thanks very much, Gale. Have a good day. Operator Julien Dumoulin-Smith, UBS. Julien Dumoulin-Smith - UBS Securities - Analyst So, first question here more on the balance sheet side of the equation. In terms of your pro forma metrics for the transaction, how do you see yourself trending within your targeted ranges? And ultimately as you see yourself more structurally what kind of metrics are you targeting pro forma -- just perhaps with respect to your [routing] but also even within that kind of the FFO metrics, if you will? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Well, let me start out by framing our overall objective and then we can talk through some of the more specifics. Our overall objective -- remember going back to one of our three most important criteria for acquisitions would be that we would maintain largely credit neutrality for the acquisition. We would fully expect, based on the input we are receiving from the credit rating agencies, to maintain our A category credit rating. So that basically is fundamentally where we expect to stay and where we have planned to stay. And then of course, as you know, the agencies have very specific debt to total cap and FFO metrics tied to being in -qualifying to stay in that credit rating. But we would expect very much to stay within the A category credit rating. Current thinking of course is unchanged related to the amount of debt at the holding Company that we would add for the acquisition. Right now we are still projecting about $1.5 billion of debt at the holding Company to complete the acquisition and that would be, Pat, in 3-, 5- and 10-year tranches . And equally spread across the tranches . So that is, basically my general response to that. Pat, Scott, Allen, anything you want to add? Pat Keyes - Wisconsin Energy Corporation - EVP & CFO Julien, was there something more specific you were after? 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Julien Dumoulin-Smith - UBS Securities - Analyst Well, I was just wondering where within those metrics -- I mean how much pressure -- you talk about maintaining largely credit neutrality, but just how much pressure probably at the lower end of that range within the FFO? Pat Keyes - Wisconsin Energy Corporation - EVP & CFO Let me try it this way. The one thing that -- when we talked to the rating agencies almost a year ago now, there is nothing going on at the utilities so the only activity we focused on and they focused on was at the Holding Company. And you may have seen -- let's use Moody's as an example. In June 2014 I believe we were -- outlook was down, negative outlook. And then this morning they announced that we were on --. Scott Lauber A negative watch. Pat Keyes - Wisconsin Energy Corporation - EVP & CFO Yes a negative watch. That is all consistent. So in that -- when we first went in and said we are going to put $1.5 billion acquisition debt at the Holding Company they said, okay, that's what we think in June. Now the triggering event was the Wisconsin Commission approval and now we took the next step. So fairly consistent. I don't know if I can get any more specific than that. Julien Dumoulin-Smith - UBS Securities - Analyst Got you. Hey, no worries. Thank you. And then just in terms of execution of the transaction, I know it is a little early here, but can you talk a little bit to the best practices and just ability to kind of, how should we say, turn around the Peoples Gas business and opportunity set there? I don't want to get too close to the synergies per se, but just kind of more qualitative, if you will. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Well, I appreciate the question, Julien. And I think very simply let me start off with basically our overall mission statement. Once we complete the acquisition we intend to function as one Company, one team with seven customer facing brands all focused on customer satisfaction and operational efficiency. That is basically the mantra, the mission and how we will go about achieving the important objectives that we have laid out for the transaction, including meeting all three of the criteria that we continue to talk about as the criteria that we use for any acquisition opportunity. As you probably have read, specifically related to your question on Peoples Gas, we were asked by the Illinois Commerce Commission what our plans would be for management at Peoples Gas and we responded to the Illinois Commission in writing committing that we would essentially place a minimum of three new senior officers from our team at Peoples Gas. So that will be one of the first steps that we will take immediately following the acquisition. We will put a very experienced, professional, solid management team in place at Peoples Gas. We are going to find, we know this already, some very talented people in the operational ranks at Peoples Gas. So I think we are going to have a really solid team from day one at Peoples Gas and the Peoples Gas organization will report directly to me. Julien Dumoulin-Smith - UBS Securities - Analyst Got it. And then lastly -- were you saying something? 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO I was just saying I hope that gives you a flavor. Julien Dumoulin-Smith - UBS Securities - Analyst Absolutely. Just the last little detail. In terms of the timeline for closing you said late summer if I have it right. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO I think we said by the end of the summer. Julien Dumoulin-Smith - UBS Securities - Analyst Got you. Just in terms of the ICC schedule, is there any reason to think that it couldn't close earlier if you look at it at present? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Well, if we look at it at present the Illinois Commerce Commission with the regulations and procedures that they follow in a case like this, by statute, unless there is some decision to delay, the Illinois Commerce Commission would make a decision by no later than July 6. Julien Dumoulin-Smith - UBS Securities - Analyst Got it. And then you would close very shortly thereafter in theory? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Once we receive the final approval we will close probably within three business days. Julien Dumoulin-Smith - UBS Securities - Analyst Okay. Just checking on the verbiage there. Thank you. Operator Steven Fleischman, Wolfe Research. Steven Fleischman - Wolfe Research - Analyst So, just on the Illinois approval, it sounds like they kept the timeline despite some parties concerned about this investigation going on at the -- one of Peoples Gas's programs. Could you just talk about that? And I guess maybe more importantly just how you have gotten comfortable that that is not an issue? 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Sure, I would be happy to, Steve. Well, first of all just to explain the procedure with the Illinois Commerce Commission. The state attorney general in Illinois filed a motion with the administrative law judge that is presiding over our merger case, petitioning the administrative law judge to in essence delay an ICC decision on our merger from the statutory deadline of July 6 for an additional 90 days while the review continues on the management of the advanced main replacement program that Peoples Gas is undertaking. Both we and Integrys felt that a delay was not necessary because there is a separate docket where the Illinois Commerce Commission is reviewing any concern and reviewing the manner in which the gas main replacement program has been managed. So there is a separate docket underway that will probably go on for a number of months. The Administrative Law Judge determined that a delay was simply not necessary and ruled in favor of no delay, the Commission staff also suggested no delay. So at the moment there would be nothing on the table that would postpone a decision by July 6. So I hope that is helpful on the scheduling standpoint. In terms of the review of what is called AMRP, the advanced main replacement program, the Illinois Commerce Commission had already authorized an independent audit, if you will, of how People's is managing that construction program. And of course that construction program, as you know, is very extensive. It will last probably at least for a 10-year period. The legislation actually covers a 10-year period in Illinois for the replacement of aging gas pipes in the city of Chicago. Some of those pipes, by the way, are Civil War era pipes and really do badly need replacing. So a long story short, there already was an external audit going on of the AMRP program and how it has been managed. That audit is well along. An interim report -- there is an auditing firm called Liberty, and the Liberty report, the interim report is out and has been shared with us. And we would expect, Allen, a final Liberty report I would assume within the next 30 to 45 days. Allen Leverett - Wisconsin Energy Corporation - President There is a draft that is already out of the final report. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO So we have obviously been able to review all of the recommendations and all of the findings in the audit, both the interim findings and now the draft final review findings. And, Steve, that is how we are comfortable that -- that this program is manageable and it is certainly needed from the standpoint of upgraded infrastructure. Steven Fleischman - Wolfe Research - Analyst Okay. And then just to clarify, in Wisconsin and the way the sharing works -- my understanding is that above your ROE you share 50/50 for the first 50 basis points and then above that level earnings would be used to pay down this deferral balance? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Yes. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Steven Fleischman - Wolfe Research - Analyst Is that essentially how this works? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO That is correct. We have a number of transmission costs that have been deferred on our balance sheet; we call it the transmission escrow. And what the Commission has asked us to do, as you say correctly, above our authorized rates of return at Wisconsin Electric, which is 10.2% right now, on that retail utility. The first 50 basis points that we might earn in any years 2016, 2017 or 2018 above the 10.2% we would share with customers 50/50, stockholders would keep 50%, the customer would receive the benefit through paying down the transmission escrow. Steven Fleischman - Wolfe Research - Analyst Okay, thank you. Operator Brian Russo, Ladenburg Thalmann. Brian Russo - Ladenburg Thalmann - Analyst Actually all of my questions have been asked and answered. Thank you. Operator Paul Ridzon, KeyBanc. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Can you think of a new question that hasn't been asked or answered, Paul? Paul Ridzon - KeyBanc Capital Markets - Analyst I have got a handful of them, thanks (laughter). Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Good for you, all right. Give it your best shot here, Paul. Paul Ridzon - KeyBanc Capital Markets - Analyst Pat, I just want to make sure I heard you correctly that the lower transmission was a function of the fact you are booking to a lower ROE? 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Pat Keyes - Wisconsin Energy Corporation - EVP & CFO That is correct --. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Yes. Pat Keyes - Wisconsin Energy Corporation - EVP & CFO We are -- that is correct. Paul Ridzon - KeyBanc Capital Markets - Analyst And are you disclosing that ROE? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO We have taken our best shot in the zone of reasonableness and we invite you to do the same. Paul Ridzon - KeyBanc Capital Markets - Analyst And the merger costs showed up on the O&M line on the income statement, all of them? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO That is correct. Paul Ridzon - KeyBanc Capital Markets - Analyst So net-net excluding those O&M was actually down for the quarter. What drove that? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Actually, you are absolutely correct. O&M was down for the quarter on an ongoing operational basis and it was really effective cost controls across virtually every part of our organization. It is not just one thing but it clearly was very good cost control across literally every organization. Paul Ridzon - KeyBanc Capital Markets - Analyst Absent outage timing should that continue through the year? 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO We will see. I will say one thing, we did benefit, for example, on the gas distribution side of our business. We had -- even with the colder than normal weather we had materially fewer gas leaks to respond to this year. And that is I think a direct benefit from the investments we have been making in our gas distribution network. So the fact that we wouldn't experience severe weather in the next two quarters might mean that we don't see those kind of O&M savings on the gas side of our business. But by and large our folks have just done a tremendous job of managing effectively from the standpoint of cost control. Paul Ridzon - KeyBanc Capital Markets - Analyst And then I think when you gave initial guidance, Presque Isle was still getting SSR payments. How has the turn of events kind of changed -- how does that play into guidance? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Well, it doesn't play into guidance -- we are no longer receiving SSR payments, so it doesn't play into guidance. Because the way rates were set at the end of 2014 in essence the revenues, the margins from any sales to the mines, which have now basically stepped back into a power sales arrangement with us, any revenues and margins from those sales would really go to -- would go into escrow for dealing in the next -- for treatment in the next rate case. Allen? Allen Leverett - Wisconsin Energy Corporation - President Right and then you also escrow for SSR revenues. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Right. Allen Leverett - Wisconsin Energy Corporation - President So what Gale was explaining is that they've made an assumption about SSR revenues and to the extent that SSR revenues in this case are less, you book an escrow item. And then to the extent we get margin from the mines, you escrow that as well. So it just all goes up on the balance sheet and there really is no income statement impact. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Right. So, on the balance sheet it is like Ragu, it is all in there. Paul Ridzon - KeyBanc Capital Markets - Analyst Got it. And then kind of relative to 1Q guidance I think you beat the midpoint by $0.10. Can you kind of explain where that came from? 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Well, basically -- and I will frame it and Pat can give you some more specifics. But essentially there are a couple of drivers. One would be -- in terms of our guidance one would be the colder weather that drove stronger gas and electric margins than we had anticipated in the budget. And the second is largely O&M control. Pat? Pat Keyes - Wisconsin Energy Corporation - EVP & CFO Right. I will just put a little color to that, Paul. I agree completely with Gale. Weather was roughly $0.05 better than what we thought versus the guidance. And O&M was roughly $0.03 better. And again the best example of that, as Gale mentioned, was the gas expense for leaks. Paul Ridzon - KeyBanc Capital Markets - Analyst Sounds good. Thank you very much. Operator Caroline Bone, Deutsche Bank. Caroline Bone - Deutsche Bank - Analyst I was just curious if you could remind us what base year you are using when guiding to the 5% to 7% EPS CAGR for the pro forma Company? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Well, the 5% to 7% combined Company EPS projection really would to be off of the year 2015. Caroline Bone - Deutsche Bank - Analyst Okay, that is great. And then also a minor question here, but what should we expect transaction costs to be for the full year in 2015? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Well, it depends upon how well Susan Martin controls our attorneys (laughter). And so far that ain't so good (laughter). No actually our attorneys have done very, very good work obviously and we are very much on schedule in terms of all the approval process. I am looking at Pat to see if you have a total for this year only. Pat Keyes - Wisconsin Energy Corporation - EVP & CFO For this year only about $20 million to $30 million and that is just the out-of-pocket lawyers and bankers, that is not all the other stuff that goes around changing control, etc. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO That is -- Pat is correct, that is the out-of-pocket expenses, legal fees, investment banking fees, expert witness fees, other outside consultant fees that are required as we work through the regulatory process. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Caroline Bone - Deutsche Bank - Analyst Okay, great, thank you. Just one more minor one. In your earnings package you guys talked about rate cases adding $14.7 million versus last year. Is that kind of a good run rate assumption for the rest of the year in each quarter in terms of the benefit? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO No. No, I would not use that as a run rate. Pat? Pat Keyes - Wisconsin Energy Corporation - EVP & CFO Yes, I think this quarter is going to be a little higher. Caroline Bone - Deutsche Bank - Analyst Okay. Pat Keyes - Wisconsin Energy Corporation - EVP & CFO And the reason for that is if you look back at 2014 January we did not collect SSR, so that delta is going to be higher. In this quarter -- then running out will be the same. So whatever you see in Q2 might be a good prediction, but one is a little high. Caroline Bone - Deutsche Bank - Analyst Okay, great. Thanks a lot. Operator Michael Lapides, Goldman Sachs. Michael Lapides - Goldman Sachs - Analyst Two questions. One, really a little bit of a follow-up on Caroline's one. Can you remind us what were the rate increases, base rate increases granted in 2015 by the PSC for both WEPCO and WG ? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO We have got the specific numbers here with us and we are going to ask Scott Lauber or Pat to give you that. Overall when you take into account a fuel cost reduction that we were able to put into rates , overall our electric rates are only up about 1/10th of 1% but it differs between customer segments. Scott? 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Scott Lauber - Wisconsin Energy Corporation - VP & Treasurer Yes, that is correct. So Wisconsin Electric is just up a small 1/10th of 1%. If you put the fuel in it is actually down about 4/10 of a percent. And if you look at Wisconsin Gas it was up about 2.6% on the margin. Michael Lapides - Goldman Sachs - Analyst Yes, my apologies, I may have asked the question poorly. I recall that there was a base rate increase at WEPCO for this year. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO There was. Michael Lapides - Goldman Sachs - Analyst Okay, can you just -- let's leave fuel out of the equation, I'm just trying to think about base rates. Scott Lauber - Wisconsin Energy Corporation - VP & Treasurer Yes, the base rates were up were 1/10th of 1%, but remember we are getting about 0.5% back as a credit this year and that credit was really like a base rate increase also. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO So, long story short, I would use 1/10th of 1%. Scott Lauber - Wisconsin Energy Corporation - VP & Treasurer That is what the customers are seeing. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Yes, customers for base rates are seeing 1/10th of 1%. Michael Lapides - Goldman Sachs - Analyst Okay, so on an annualized basis I'm just trying to get to a rough dollar millions number here, okay. I just wanted to sanity check that, because I don't know why I thought it was somewhere in kind of the $30 million to $45 million for WEPCO. . Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO You are probably not far off. 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Michael Lapides - Goldman Sachs - Analyst Okay, that is fine. I can follow up off-line. Second, on -- when you look at your businesses, electric and gas utilities, do you see when you kind of look out too hard to predict 10 years down the road, but next two to three, two to four years, one side of the business growing faster than the other? Meaning electric growing faster than gas or maybe something we haven't seen in a long time, gas growing faster than electric? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Well, if I were a betting man, I would project that we would see gas our gas distribution business growing slightly faster than our electric business for a couple of reasons. One, clearly just the low price of natural gas; and secondly, the opportunity that we have to continue to gain customers through switching from propane to natural gas. You may have heard me say this before, but the national statistics from a year ago would indicate that Wisconsin is one of the five heaviest using propane states in the United States. And I think there is a tremendous opportunity for customer growth. Forget about per usage customer for a minute. But I think there is a tremendous opportunity for customer growth as we continue to see customers wanting to switch to our natural gas distribution network. In fact, I mentioned in the script the uptick in customer growth that we are seeing and it's double-digit so far this year compared to the uptick we saw even last year. So to make a long story short, if I were a betting man I would say gas grows faster than electric by a bit over the next four to five years. Michael Lapides - Goldman Sachs - Analyst And can you frame for us what percentage of the potential kind of addressable market is actually using propane versus natural gas in Wisconsin? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO The last number I saw, but please don't hold me to this, was that there were -- somewhere between 220,000 and 250,000 propane users still in the state. Now many of them are in rural areas where there is not a strong natural gas distribution network. So I don't want to mislead you that 250,000 customers could automatically just switch tomorrow to natural gas. But it gives you a sense of what the longer-term prospects might look like. Michael Lapides - Goldman Sachs - Analyst Got it. And finally on Electric Transmission. You are booking a lower ROE, this isn't a -- you are not booking a charge related to a potential refund -- you are booking a -- this is an assumed number, an ROE percentage that you think will be the adjudicated number that comes out of the MISO case and what you will earn on until whatever future rate filing occurs 5 or 10 years down the road. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO You phrased it exactly correctly. Michael Lapides - Goldman Sachs - Analyst Okay, thanks, guys. Much appreciated Congrats on a good quarter. 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Operator Paul Patterson, Glenrock Associates. Paul Patterson - Glenrock Associates - Analyst I wanted to follow up on Steve's question on this gas main thing, because -- just to make sure I understand this. Is the gas -- this accelerated main replacement issue, is that now out of this merger case and in the separate docket that they opened up because of whistleblowers? So we are not going to hear about this anymore? Because I'm just trying to -- it seems that the AG's always coming out going back to this thing saying this is some -- she is very upset about it and what have you. So I'm just trying to -- is it out of the case? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO I think -- well, let me answer it two ways. I think you probably will continue to hear about it, but in terms of technically, the whistleblower letters and the review of the program -- let me put it this way, the whistleblower letters and a review of those whistleblower letters and any other investigations that are going on are now part of a separate docket. Paul Patterson - Glenrock Associates - Analyst Okay. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Separate and apart from the merger case. That doesn't mean that someone couldn't inject a discussion about it in our merger case, but it might be helpful, Paul, to clarify for you where we stand in the merger case itself. In essence all the hearings have been completed, all the testimony is in, all the briefs are done and we would expect sometime in the next few -- certainly in the next couple of weeks we would expect to see a draft order by the administrative law judge who is hearing the case. So once that draft order is out then all the parties will have a comment -- will have an opportunity to comment on the draft order. After that then the draft order will go to the Commissioners themselves for a final decision. So in terms of evidence, in terms of positions in the case all of that is basically in the record and the record is now essentially closed other than comments on a draft order, if that is helpful to you. Paul Patterson - Glenrock Associates - Analyst That is very helpful. And then, so I mean does a settlement make sense at this point given how far along everything is? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO At this point with this being this close to a draft order, my own view would be the most sensible thing to do is to let the process play out. And the process is getting close to the deadline. If you think about us sitting here today, we are at May 5, we would be less than 60 -- well, about 60 days away from the statutory deadline for a decision. 20 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Paul Patterson - Glenrock Associates - Analyst Now you have actually seen the Liberty consulting report, which I am afraid I have not. I guess it has been publicly released now, is that right? Or it's just you guys who get it. I don't know. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO I am not sure that it has been publicly released, but the Commission asked -- gave us specific authority and all the parties were fine with us reviewing the material in the interim Liberty report and in the draft, as Allen said, draft final report. So, yes, we have seen the review, we've seen the audit. Paul Patterson - Glenrock Associates - Analyst So you guys are in a great position to answer some of these -- well I am not going to ask you to go over all of it. But I mean it just this idea that the budget has ballooned according to some of the filings that they are attributing to this program and that it is -- that they are behind schedule and way over budget I guess is basically sort of what we are hearing. When you look at it, knowing what you don't about obviously gas utility work and what have you, you guys feel comfortable that this is a program that can be managed and completed in a commercially effective way, is that a good way to put it or do you follow me? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Well, let me answer it this way. There are a lot of moving pieces in terms of what the eventual cost might be. But do we believe based on what we have seen that, A, the work is needed and, B, it can be done professionally and in a long-term cost-effective way? Yes. But at this point I don't think it is appropriate for us to comment on what the exact right budget number should be. But as we look at the recommendations from the Liberty audit I mean the recommendations frankly make a great deal of sense, there is nothing in the Liberty audit that I have seen that is troublesome from the standpoint of can we effectively manage the program. I am confident we can. Paul Patterson - Glenrock Associates - Analyst Excellent. Thanks so much. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO You are more than welcome. All right, ladies and gentlemen, well, I think that concludes our conference call for today. We really appreciate you participating. If you have any other questions, the famous Colleen Henderson is available at our Investor Relations office at 414-221-2592. Thanks again, everybody. Have a great day. 21 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2015, Thomson Reuters. All Rights Reserved. 5678453-2015-05-05T22:14:25.817 22 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. MAY 05, 2015 / 6:00PM, WEC - Q1 2015 Wisconsin Energy Corp Earnings Call

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

In connection with the proposed merger, Wisconsin Energy filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.